MYSON, INC.

3625 Cove Point Drive

Salt Lake City UT 84109

(801) 209-0740

greedp@gmail.com

September 21, 2021

Matthew Crispino

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 “F” Street, NE

Washington DC 20549

Re:

Myson, Inc. Registration Statement on Form 10, file number 000-56333, filed August 23, 2021.

Dear Mr. Crispino:

I respond to your letter of comment dated September 17, 2021.

Description of Business, page 1

1. Please amend the revenue threshold for emerging growth company status to $1.07 billion here and throughout the filing. For guidance, refer to the definition of an “emerging growth company” in Rule 405 under the Securities Act.

Complied. The number has been changed, in the discussion under the caption Jumpstart Our Business Startups Act on page 3 and in the risk factor on page 11 entitled “WE ARE AN“EMERGING GROWTH COMPANY,” AND ANY DECISION ON OUR PART TO COMPLY ONLY WITH CERTAIN REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO“EMERGING GROWTH COMPANIES” COULD MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS”.

2. Please disclose that you are a blank check company, and disclose the applicability of Rule 419 to any subsequent offerings as a blank check company.

Complied, in Item 1, Business, in a new paragraph on page 3, just before the “Our History” caption.

Matthew Crispino

Staff Attorney

Cautionary Note Regarding Forward-Looking Statements, page 5

3. Please note that, because you are not currently subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934, the PSLRA safe harbor provisions are not applicable. Refer to Section 27A of the Securities Act of 1933

for guidance. Please delete references to the PSLRA and its safe harbor provisions from your registration statement.

Complied. This section has been removed.

Risk Factors, page 6

4. Please disclose that your financial statements may not be comparable to those of other public companies due to your status as an Emerging Growth Company.

The Company requests that the staff reconsider this comment. This disclosure is already contained in  risk factors entitled “WE ARE AN“EMERGING GROWTH COMPANY,” AND ANY DECISION ON OUR PART TO COMPLY ONLY WITH CERTAIN REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO“EMERGING GROWTH COMPANIES” COULD MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS” on page 11, and “THE JOBS ACT ALLOWS US TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES” on page 13.

Very truly yours,

Reed Petersen

President